Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com




05008439

May 18, 2005

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
MAY 24 2005
WASH, D.C.
SECTION

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

PROCESSED
MAY 31 2005
THOMSON
FINANCIAL

v\mb\ltr\Sec12s.doc

18 May 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 17 May 2005 it purchased for cancellation 100,000 of its ordinary shares at a price of 1186.8 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

Man Group plc
17 May 2005

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 16 May 2005, the Net Asset Value of AHL Diversified Futures Ltd was US$22.45

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+0.85%
Last 12 months	+0.6%
Annualised return since inception	+12.3%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

17 May 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 16 May 2005 it purchased for cancellation 25,000 of its ordinary shares at a price of 1161 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

16 May 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 13 May 2005 it purchased for cancellation 25,000 of its ordinary shares at a price of 1184 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Legal & General Group plc and / or its Subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Legal & General Group plc and / or its Subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
HSBC Global Custody Nominee (UK) Limited	914945	112,921
HSBC Global Custody Nominee (UK) Limited	923363	182,912
HSBC Global Custody Nominee (UK) Limited	775237	66,103
HSBC Global Custody Nominee (UK) Limited	942199	500,000
HSBC Global Custody Nominee (UK) Limited	942229	419,871
HSBC Global Custody Nominee (UK) Limited	942217	367,396
HSBC Global Custody Nominee (UK) Limited	942205	472,917
HSBC Global Custody Nominee (UK) Limited	942175	452,801
HSBC Global Custody Nominee (UK) Limited	942187	266,663
HSBC Global Custody Nominee (UK) Limited	775245	1,226,901
HSBC Global Custody Nominee (UK) Limited	130007	60,512
HSBC Global Custody Nominee (UK) Limited	770286	141,711
HSBC Global Custody Nominee (UK) Limited	357206	8,094,794
HSBC Global Custody Nominee (UK) Limited	866203	443,574
HSBC Global Custody Nominee (UK) Limited	904332	55,900
HSBC Global Custody Nominee (UK) Limited	916681	16,100

HSBC Global Custody Nominee (UK) Limited	922437	1,700
HSBC Global Custody Nominee (UK) Limited	754612	725,277
HSBC Global Custody Nominee (UK) Limited	361602	28,325
HSBC Global Custody Nominee (UK) Limited	282605	925,865
HSBC Global Custody Nominee (UK) Limited	360509	457,656
HSBC Global Custody Nominee (UK) Limited	766793	162,132
HSBC Global Custody Nominee (UK) Limited	824434	36,915
HSBC Global Custody Nominee (UK) Limited	924422	186,160
	Total	**15,405,106**

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

Unknown

11. Date company informed

17 May 2005

12. Total holding following this notification

15,405,106

13. Total percentage holding of issued class following this notification

5.02%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

17 May 2005

12 May 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 11 May 2005 it purchased for cancellation 80,000 of its ordinary shares at a price of 1181.875 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

11 May 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 10 May 2005 it purchased for cancellation 75,000 of its ordinary shares at a price of 1194.622667 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

Man Group plc
10 May 2005

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 9 May 2005, the Net Asset Value of AHL Diversified Futures Ltd was US$22.26

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	-1.15%
Last 12 months	+0.6%
Annualised return since inception	+12.3%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

10 May 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 9 May 2005 it purchased for cancellation 25,000 of its ordinary shares at a price of 1229.6 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

9 May 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 6 May 2005 it purchased for cancellation 50,000 of its ordinary shares at a price of 1242.05 pence per ordinary share.

Contact:

Peter Clarke	Man Group plc	020 7144 1000

Man Group plc
4 May 2005

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 30 April 2005, the Net Asset Value of Athena Guaranteed Futures Ltd was US$71.55.

Track Record: From inception on 20 December 1990

	Key Statistics
Last month	-2.79%
Last 12 months	-0.1%
Annualised return since inception	+14.6%

Contacts:
Peter Clarke Man Group plc 020 7144 1000
Paul Lockstone Merlin Financial 020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, caluclated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

4 May 2005

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 3 May 2005 it purchased for cancellation 50,000 of its ordinary shares at a price of 1218.79 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

Man Group plc
3 May 2005

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 2 May 2005, the Net Asset Value of AHL Diversified Futures Ltd was US$22.52.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+0.04%
Last 12 months	+0.6%
Annualised return since inception	+12.3%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the lastest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com



COPY

May 18, 2005

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

v\mb\ltr\Sec12s.doc